Data From Phase III Comparative Study Show MabCampath Superior to Chlorambucil as a First-line Therapy in B-CLL

Study met primary endpoint of progression free survival with MabCampath

Berlin, Germany and Cambridge, Massachusetts, USA, December 11, 2006 - Schering AG, Germany (FSE: SCH), majority-owned by the Bayer Group, and Genzyme Corporation (Nasdaq: GENZ), today announced results from CAM307, an international Phase III clinical trial comparing MabCampath(r) (alemtuzumab) with chlorambucil in previously untreated patients with B-cell chronic lymphocytic leukemia (B-CLL). The study data were presented at the 48th Annual Meeting of the American Society of Hematology (ASH) in Orlando.
The study met its primary endpoint by demonstrating superior progression free survival in patients treated with MabCampath versus chlorambucil, with MabCampath reducing the risk of disease progression or death by 42 percent (p=0.0001).

"Together with Genzyme, we look forward to filing an application in early 2007 seeking to expand the MabCampath current label to include treatment of previously untreated B-CLL patients," stated Peter Zundorf, Head of Schering Group's Oncology Global Business Unit. "Now that we understand the benefit of MabCampath in first-line settings, our next goal is to explore the full potential of this drug in combination and consolidation therapy."

"Based on these results, MabCampath has demonstrated significantly better efficacy with a manageable safety profile against chlorambucil as front-line therapy in B-CLL," stated Mark Enyedy, senior vice-president and general manager of Genzyme's oncology business unit, who also noted that this post-approval study commitment was completed within the time frame agreed upon with the U.S. and European health authorities (FDA and EMEA).

As reported at ASH, and confirmed by an independent response review panel, the secondary endpoint analyses showed that patients who received MabCampath given for a median of nearly twelve weeks exhibited significantly higher overall and complete response rates, with a manageable safety profile, compared with those patients who were treated with chlorambucil for a median of twenty-four weeks. The data showed a nearly 30 percent greater (83% vs. 55%) overall response rate (ORR) among patients treated with MabCampath vs. chlorambucil (p< 0.0001), and a 12-fold increase (24% vs. 2%) in complete response rates (CRR) in patients receiving MabCampath (p< 0.0001).

In addition, 9 out of 34 of complete responders in the MabCampath arm achieved an MRD (minimal residual disease) negative response as defined by testing below the level of B-CLL detection. Of those MRD negative complete responders, all but one (8 out of 9) showed no disease progression at a median follow-up of two years following treatment.

"Results from this study demonstrate that with up to twelve weeks of MabCampath therapy, these patients achieved a median period of two years before requiring additional treatment," stated lead investigator Peter Hillmen, MB, ChB, of the Leeds General Infirmary, Leeds, United Kingdom. "The high response rates, longer progression-free survival, and extended treatment-free intervals in these patients, in addition to other clinical data, support that MabCampath is one of the most active single agents in CLL and confirm its place as a key component of any future studies in combination or consolidation therapy."

About the study design, further results and safety

The international, open-label, randomized trial with 297 enrolled patients compared the efficacy and safety of MabCampath to chlorambucil, which is considered by many to offer the most tolerable safety profile among agents commonly used for previously untreated B-CLL patients. The study examined a primary endpoint of progression free survival (PFS) and secondary endpoints that included safety, response rate, response duration, time to alternative treatment, and overall survival.

A correlation between the cytogenetic profile of the patients participating in the CAM307 trial suggests a higher ORR and CRR in patients with certain cytogenetic abnormalities. While the study was not powered to assess differences in response to treatment based on cytogenetics, results on small numbers of patients appear encouraging. In patients with a 17p deletion, a marker of poor prognosis, ORR was three times higher and PFS almost five times among patients receiving MabCampath versus those receiving chlorambucil (ORR 64% vs. 20% and PFS 10.7 months versus 2.2 months respectively). However, due to the small number of patients in this group (11 patients in the MabCampath arm and 10 patients in the chlorambucil arm), this trend did not reach statistical significance.

Lead investigator Peter Hillmen, MB, ChB, of the Leeds General Infirmary, Leeds, United Kingdom, stated, "In addition to the excellent overall safety and efficacy findings, we have also seen impressive responses in patients with poor prognostic cytogenetic abnormalities when treated with MabCampath. These patients have very low response rates and usually a short survival when treated with conventional chemotherapy. The good results seen with MabCampath promise a more effective therapeutic option for these patients."

Overall, the tolerability profile for MabCampath was predictable and manageable. Although rates of grade 3-4 neutropenia, leukopenia and lymphopenia were higher in the MabCampath arm, there were no significant differences reported in febrile neutropenia, or in grade 3-4 thrombocytopenia and anemia. Only 16 percent of patients developed CMV reactivation associated with clinical signs or symptoms, all of which were managed with antiviral therapy. There was no treatment related mortality in the MabCampath arm, whereas one treatment-related death occurred in the chlorambucil arm.

For MabCampath, the most common drug-related adverse events, excluding CMV-related adverse events and occurring in at least 10 percent of patients, were pyrexia, chills, nausea, urticaria, hypotension and rash, whereas for chlorambucil, they were nausea and vomiting. Excluding adverse events associated with CMV reactivation, the only treatment-related grade 3-4 adverse event in the MabCampath arm occurring in more than 5 percent of patients was pyrexia. In the results of this trial, serious adverse events related to treatment occurred in 27 percent of MabCampath patients and 7 percent of patients on chlorambucil. Hospitalization for CMV reactivation in some countries contributed to the difference in SAE frequency between the two treatment arms in this trial.

The trial randomized 297 previously untreated patients at 44 medical centers in Europe and the United States. Patients were treated with either 30 mg of MabCampath intravenously three times per week for a maximum of 12 weeks, inclusive of dose escalation periods, or 40 mg/m2 of chlorambucil per oral administration once every 28 days to a maximum of 12 cycles.

About Chronic Lymphocytic Leukemia

CLL is the most prevalent form of adult leukemia, affecting approximately 120,000 people in Europe and the United States. The disease is most commonly diagnosed among people age 50 or older. CLL is characterized by the accumulation of functionally immature white blood cells (lymphocytes) in the bone marrow, blood, lymph tissue, and other organs. Two types of lymphocytes are present in the blood, B cells and T cells. About 95 percent of CLL cases involve cancerous B cells. Because these B cells have a longer than normal life span, they begin to build up and "crowd out" the normal, healthy blood cells. The accumulation of functionally immature cells in the bone marrow excludes the generation of healthy cells and can become fatal. Symptoms include fatigue, bone pain, night sweats, fevers, and decreased appetite and weight loss.

About MabCampath

MabCampath received approval under exceptional circumstances in 2001 and is currently indicated for the treatment of B-CLL in patients who have been treated with alkylating agents and who have failed fludarabine therapy. Determination of the effectiveness of MabCampath is based on overall response rates. Comparative, randomized trials demonstrating increased survival or clinical benefit such as improvement in disease-related symptoms have not yet been conducted. Schering AG, Germany, holds exclusive worldwide marketing and distribution rights to the product, which is marketed in the U.S. as Campath(r) by Berlex Oncology, a business unit of Berlex Laboratories, a U.S. affiliate of Schering AG, Germany. Schering AG, Germany and Genzyme are co-developing MabCampath in oncology and other indications. MabCampath works by targeting the "CD52" antigen, which is one of the most common antigens found on B and T cells. When MabCampath binds to this CD52 antigen, it activates the immune system to destroy targeted cells not only in the blood but also in the bone marrow. MabCampath is not currently indicated as a first-line treatment in CLL.

About Genzyme

One of the world's leading biotechnology companies, Genzyme is dedicated to making a major positive impact on the lives of people with serious diseases. This year marks the 25th anniversary of Genzyme's founding. Since 1981, the company has grown from a small start-up to a diversified enterprise with more than 8,500 employees in locations spanning the globe and 2005 revenues of $2.7 billion. Genzyme has been selected by FORTUNE as one of the "100 Best Companies to Work for" in the United States. With many established products and services helping patients in more than 80 countries, Genzyme is a leader in the effort to develop and apply the most advanced technologies in the life sciences. The company's products and services are focused on rare inherited disorders, kidney disease, orthopaedics, cancer, transplant and immune diseases, and diagnostic testing. Genzyme's commitment to innovation continues today with a substantial development program focused on these fields, as well as heart disease and other areas of unmet medical need.

Genzyme's press releases and other company information are available at www.genzyme.com and by calling Genzyme's investor information line at +1-800-905-4369 within the United States or +1-703-797-1866 outside the United States.

Genzyme(r), Campath(r) and MabCampath(r) are registered trademarks of Genzyme Corporation. All rights reserved.

About Schering AG

Schering AG, Germany is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology & Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. In Oncology, Schering AG maintains a prominent leadership position by offering a range of hematological and solid tumor treatments. Schering AG is strongly invested in bringing to market an innovative and broad oncology R&D portfolio of systemic and targeted therapies, potentially offering novel therapeutic options for people with cancer. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work.

It is planned that Schering AG will be renamed Bayer Schering Pharma Aktiengesellschaft. A corresponding resolution was passed at the Extraordinary General Meeting of Schering AG on September 13, 2006. Until the name change has been registered in the commercial register, the company will continue to operate under the name Schering AG. According to the resolution of the General Meeting, the Executive Board will not file an application for registration before December 1, 2006.

Find additional information at: www.schering.de/eng

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Schering AG:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Dr. Jost Reinhard, T: +49-30-468 150 62, jost.reinhard@schering.de
Pharma Communication: Astrid Kranz, T: +49-30-468 120 57, astrid.kranz@schering.de

Your contacts at Genzyme Corporation:
Media Relations: Maria Cantor, T: +1-17-768-6690
Investor Relations: Carol Miceli, T: +1-617-768-6602


Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG's plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S.
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update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


This press release contains forward-looking statements, including statements about the results of the CAM307 trial, and regulatory plans and expected timelines for the expansion of the product label for Campath into earlier-line CLL. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others: that final results of the CAM307 trial demonstrate safety and efficacy comparable to the preliminary data that have been released to date, the actual timing and content of submissions to and decisions made by the U.S. Food and Drug Administration and other regulatory authorities, and the other risks and uncertainties described in reports filed by Genzyme with the Securities and Exchange Commission. Please see the disclosure under the heading "Factors Affecting Future Operating Results" in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of Genzyme's Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 for a more complete discussion of these and other risks. Genzyme cautions investors not to place substantial reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and Genzyme undertakes no obligation to update or revise the statements.